UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayers’ Id. (CNPJ): 04.032.433/0001‐80
Company Registry No. (NIRE): 33300275410
Publicly Held Company

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 2, 2010

I. DATE, TIME AND VENUE: On March 2, 2010, at 9:00 a.m. at the head office of Contax Participações S.A., located at Rua do Passeio, 48 a 56, parte, Centro, in the city and state of Rio de Janeiro (“Company” or “Contax Participações”). II. QUORUM: All the Board members were present. III. CALL NOTICE: Board members were notified individually. IV. PRESIDING: Chairman, Mr. Fernando Antonio Pimentel Melo and, Secretary, Ms. Cláudia Cunha Fragoso. V. AGENDA: Amendment to item 5 on the agenda of the Board of Directors’ Meeting held on October 27, 2009, at 10:30 a.m. VI. RESOLUTIONS: The Board members unanimously approved the amendment to item 5 on the agenda of the Board of Directors’ Meeting held on October 27, 2009, at 10:30 a.m. to include FATOR S.A. CORRETORA DE VALORES (Rua Dr. Renato Paes de Barros 1017, 11º andar, São Paulo ‐ SP, CEP: 04530‐001) in the list of financial institutions authorized to act as the intermediaries in the 5th Share Buyback Program of Contax Participações S/A. The Company’s Executive Board was authorized to take all the measures necessary to implement the above resolution. VII. CLOSURE: With nothing more to address, the meeting was called to close and these Minutes were drawn up, read, found in compliance and signed by all the Board members present. Rio de Janeiro, March 2, 2010. (s.d.) Fernando Antonio Pimentel Melo (Chairman); Pedro Jereissati; Carlos Jereissati; Cristina Anne Betts; Alexandre Silva Macedo (Alt.); Flavio Eduardo Sznajder; Rafael Andrade da Cunha Pereira; Antonio Adriano Silva; Paulo Edgar Trapp; Sergio Francisco da Silva; Luiz Antonio dos Santos (Alt.); Manuel Jeremias Leite Caldas. This is a true copy of the original document drawn up in the Company’s records.

Cláudia Cunha Fragoso
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.